SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 8)*

Babcock & Wilcox Enterprises, Inc.

 (Name of Issuer)

Common Stock, par value $0.01

 (Title of Class of Securities)

05614L100

 (CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90025

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 4, 2020

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,458,097 (1)
	8	SHARED VOTING POWER
4,065,844 (2)
	9	SOLE DISPOSITIVE POWER
9,458,097 (1)
	10	SHARED DISPOSITIVE POWER
4,065,844 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,523,941 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
26.5%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC

*	Percent of class is calculated based on (i) 49,312,405 shares of common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”) outstanding as of August 7, 2020, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020, filed with the Securities and Exchange Commission on August 12, 2020 (the “10-Q”) plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 1,541,667 shares of Common Stock issuable upon exercise of the Warrants held by BRF.
(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,003,886
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,003,886
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,003,886
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.9%*
14	TYPE OF REPORTING PERSON (See Instructions)
BD

*	Percent of class is calculated based on (i) 49,312,405 shares of Common Stock outstanding as of August 7, 2020, as reported as outstanding by the Issuer in the 10-Q plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,061,958 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,061,958 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,061,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*	Percent of class is calculated based on (i) 49,312,405 shares of Common Stock outstanding as of August 7, 2020, as reported as outstanding by the Issuer in the 10-Q plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,061,958 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,061,958 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,061,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
OO

*

Percent of class is calculated based on (i) 49,312,405 shares of Common Stock outstanding as of August 7, 2020, as reported as outstanding by the Issuer in the 10-Q plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,061,958 (1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,061,958 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,061,958 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.0%*
14	TYPE OF REPORTING PERSON (See Instructions)
IA

*

Percent of class is calculated based on (i) 49,312,405 shares of Common Stock outstanding as of August 7, 2020, as reported as outstanding by the Issuer in the 10-Q plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

SCHEDULE 13D

CUSIP No. 05614L 10 0

1	NAMES OF REPORTING PERSONS
Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
396,399
	8	SHARED VOTING POWER
13,523,941 (1) (2)
	9	SOLE DISPOSITIVE POWER
396,399
	10	SHARED DISPOSITIVE POWER
13,523,941 (1) (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
13,920,340 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27.3%*
14	TYPE OF REPORTING PERSON (See Instructions)
IN

*

Percent of class is calculated based on (i) 49,312,405 shares of Common Stock outstanding as of August 7, 2020, as reported as outstanding by the Issuer in the 10-Q plus (ii) 1,666,667 shares of Common Stock issuable upon the exercise of the Warrants (as defined herein), which are exercisable within 60 days.

(1)	Includes 1,541,667 shares of Common Stock issuable upon exercise of the Warrants held by BRF.
(2)	Includes 125,000 shares of Common Stock issuable upon exercise of the Warrants held by BRPLP.

Explanatory Note

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D filed on November 30, 2018, as amended by Amendment No. 1 to Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on April 10, 2019, Amendment No. 2 to the Schedule 13D, filed with the SEC on May 7, 2019, Amendment No. 3 to Schedule 13D, filed with the SEC on July 23, 2019, Amendment No. 4 to Schedule 13D, filed with the SEC on July 29, 2019, Amendment No. 5 to the Schedule 13D, filed with the SEC on May 20, 2020, Amendment No. 6 to Schedule 13D, filed with the SEC on June 11, 2020, and Amendment No. 7 to Schedule 13D, filed with the SEC on July 2, 2020 (as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, par value $0.01 (the “Common Stock”), of Babcock & Wilcox Enterprises, Inc. (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	Identity and Background

Item 2, Paragraph (5) is amended and restated in its entirety as follows:

(5)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

Item 3.	Source and Amount of Funds or Other Considerations

Item 3 is amended to add the following:

(7)	Pursuant to the Equitization Agreement, on June 8, 2020, the Issuer issued 1,712,479 shares of Common Stock to BRF in satisfaction of payment of the Guaranty Fee in an amount equal to approximately $3,900,000.

(8)	Pursuant to the Equitization Agreement, on June 30, 2020, the Issuer issued an aggregate of 1,192,371 shares of Common Stock to BRF, BRS and BRPLP, each in satisfaction of payment of certain Interest Payments, for an aggregate amount equal to approximately $2,715,506.

(9)	The 2,040,816 shares of Common Stock were purchased on behalf of the Reporting Persons using its working capital. The Reporting Persons purchased such shares for an aggregate purchase price of approximately $5,000,000 (excluding commissions).

Item 5.	Interest in Securities of the Issuer

Paragraphs (a) and (b) of Item 5 are amended and restated in their entirety as follows:

(a) - (b)

1.

As of the date hereof, (i) BRPLP beneficially owned directly 1,936,958 shares of Common Stock and 125,000 shares of Common Stock issuable upon the exercise of the BRPLP Warrant, together representing 4.0% of the Issuer’s Common Stock, (ii) BRS beneficially owned directly 2,003,886 shares of Common Stock, representing 3.9% of the Issuer’s Common Stock, and (iii) BRF beneficially owned directly 7,916,430 shares of Common Stock and 1,541,666.7 shares of Common Stock issuable upon the exercise of the BRF Warrant, together with the shares of Common Stock beneficially owned directly by BRPLP and BRS, representing 26.5% of the Issuer’s Common Stock.

As of the date hereof, BRF is also party to the Equitization Agreement (as further described in Item 4 of this Schedule 13D), pursuant to which it or BRPLP or BRS (who acquired participations in the underlying credit facility of the Issuer from BRF) will receive shares of Common Stock for future Interest Payments.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the Shares held by BRPLP.

3.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

4.	Mr. Riley may beneficially own 396,399 shares of Common Stock representing 0.8% of the Issuer’s Common Stock, of which (i) 176,424 shares are held jointly with his wife, Carleen Riley, (ii) 33,402 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 33,402 shares are held as sole custodian for the benefit of Charlie Riley, (iv) 33,404 shares are held as sole custodian for the benefit of Eloise Riley, (v) 31,416 shares are held as sole custodian for the benefit of Susan Riley, (vi) 50,998 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust and (vii) 37,353 shares are held in Mr. Riley’s 401(k) account. Mr. Riley may also beneficially own 13,523,941 shares of Common Stock, representing 26.5% of the Issuer’s Common Stock, outstanding or issuable upon the exercise of the Warrants and held directly by BRF, BRPLP or BRS in the manner specified in paragraph (1) above. Mr. Riley disclaims beneficial ownership of the shares held by BRF, BRPLP and BRS, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Exchange Act, may be deemed to beneficially own the securities of the Issuer owned by the other Reporting Persons. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Exchange Act, the beneficial owners of any securities of the Issuer it does not directly own or control. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein except to the extent of such Reporting Person’s pecuniary interest therein.

As of the date hereof, each of BRPLP, BRPGP, BRCM and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRPLP.

As of the date hereof, each of BRS and BRF have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares beneficially owned directly by BRS.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit
Number	Description

1	Joint Filing Agreement, dated May 7, 2019, by and among B. Riley Financial, Inc., BRC Partners Opportunity Fund, L.P., BRC Partners Management GP, LLC, B. Riley Capital Management, LLC, B. Riley FBR, Inc. and Bryant R. Riley (incorporated by reference to Exhibit 1 to the Schedule 13D/A filed by the Reporting Persons on May 7, 2019).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 10, 2020

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, LP

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By: B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
Bryant R. Riley

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; Chairman of B. Riley Principal Merger Corp II, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Kenneth Young[1] President	President of B. Riley Financial, Inc.; Chief Executive Officer of B. Riley Principal Investments, LLC; and Director of B. Riley Principal Merger Corp II, LLC	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President & Chief Accounting Officer	Senior Vice President & Chief Accounting Officer of B. Riley Financial, Inc.	21255 Burbank Blvd. Suite 400 Woodland Hills, CA 91367	United States

[1]	As of the close of business on the date hereof, Kenneth Young directly owned 79,240 shares of Common Stock. The aggregate purchase price of the 79,240 shares of Common Stock that were purchased by Mr. Young with personal funds, including a purchase of 30,000 shares of Common Stock on September 4, 2020, is approximately $230,142. On August 13, 2019, in his capacity as Chief Executive Officer of the Issuer, Mr. Young received restricted stock units (“RSUs”) representing the right to receive 600,000 shares of Common Stock. All RSUs vest on January 2, 2021. Mr. Young has the sole power to vote and dispose of such shares of Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

Daniel Shribman Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; President of B. Riley Principal Investments, LLC; and Chief Executive Officer and Chief Financial Officer of B. Riley Principal Merger Corp II, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States

Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Robert D’Agostino Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Todd D. Sims Director	Senior Vice President of Digital Strategy of Anschutz Entertainment Group, Inc., a sports and entertainment company	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[2]	As of the close of business on the date hereof, Robert L. Antin directly owned 76,802 shares of Common Stock. The aggregate purchase price of the 76,802 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $940,253. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
9/4/2020	Purchase	2,040,816	$2.45	B. Riley Financial, Inc.